SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended........ August 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from................................ to ....

Commission file number......1-11288 (Actuant Corporation)

A. Full title of the plan and the address of the plan, if different, from that of the issuer named below:

Actuant Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACTUANT CORPORATION
6100 North Baker Road
Milwaukee, Wisconsin 53209

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(K) PLAN

Date: February 25, 2004

By: ______________________
Timothy J. Teske
Plan Administrative Committee Member

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-42353 and 333-60564) of Actuant Corporation of our report dated February 18, 2004 relating to the financial statements of the Actuant Corporation 401(k) Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 24, 2004

PRICEWATERHOUSECOOPERS

Actuant Corporation 401(k) Plan

Financial Statements and Supplemental Schedule
August 31, 2003 and 2002

Actuant Corporation 401(k) Plan
Index to Financial Statements
August 31, 2003 and 2002

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Participants and Administrator of the
Actuant Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Actuant Corporation 401(k) Plan (the "Plan") at August 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedule that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant-directed plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

February 18, 2004

Actuant Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
August 31, 2003 and 2002

	2003	2002
Assets		
Investments:		
Participant-directed investments (Note 3)	$ 32,049,526	$ 30,893,383
Nonparticipant-directed investments (Note 4)	15,625,082	11,982,864
Participant loans	801,575	736,295
Total investments	48,476,183	43,612,542
Receivables:		
Employer's contribution	2,480	29,349
Participants' contributions	-	84,073
Total receivables	2,480	113,422
Net assets available for benefits	$ 48,478,663	$ 43,725,964

The accompanying notes are an integral part of these financial statements.

Actuant Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended August 31, 2003 and 2002

	2003	2002
Additions		
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 6,609,487	$ (3,169,046)
Interest and dividends	605,675	877,512
	7,215,162	(2,291,534)
Contributions:		
Employer's	1,236,713	779,301
Rollovers	279,354	350,290
Participants'	2,412,747	2,314,628
	3,928,814	3,444,219
Total additions	11,143,976	1,152,685
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	7,625,678	7,203,091
Net increase (decrease) prior to plan transfer	3,518,298	(6,050,406)
Transfer from other plan (Note 1)	1,234,401	-
Net increase (decrease)	4,752,699	(6,050,406)
Net assets available for benefits:		
Beginning of year	43,725,964	49,776,370
End of year	$ 48,478,663	$ 43,725,964

The accompanying notes are an integral part of these financial statements.

1. **Description of the Plan**

The following description of the Actuant Corporation 401(k) Plan, formerly the APW 401(k) Plan, (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (formerly d/b/a Applied Power Inc.) (the "Company") who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan. Employees of acquired companies are added to the Plan at the discretion of the Company.

On January 25, 2000, the Company's board of directors authorized various actions intended to enable Applied Power Inc. to distribute its Electronics segment ("APW Ltd.") to its shareholders (the "Distribution"). In the Distribution, Applied Power Inc.'s shareholders received one share of APW Ltd. common stock for each Applied Power Inc. common share. As a result, APW Ltd. became a separately traded, publicly held company. The Distribution was approved by Applied Power Inc.'s board of directors on July 7, 2000 and shares of APW Ltd. were distributed to Applied Power Inc. shareholders of record at July 21, 2000, effective July 31, 2000. As a result of the Distribution, participants of the Plan received one share in the APW Ltd. Stock Fund for every share held in the APW Stock Fund.

In conjunction with the spin-off of APW Ltd. from Applied Power Inc., effective January 11, 2001, Applied Power Inc. changed its name to Actuant Corporation. The Company amended the Plan during 2001, to change the Plan's name to the Actuant Corporation 401(k) Plan.

In May 2002, APW Ltd. commenced prepackaged bankruptcy cases in the United States Bankruptcy Court for the Southern District of New York. Participants in the Plan who held shares in the APW Ltd. Stock Fund were given the opportunity to sell their shares and transfer the proceeds to any of the other investment options in the Plan until July 12, 2002. Shares held in the APW Ltd. Stock Fund on July 12, 2002 were automatically sold at $0.024 per share, and the proceeds were transferred to the Strong Stable Value Fund.

Effective August 1, 2003, the Versa Technologies, Inc. 401(k) Retirement Savings Plan ("Versa Tech Plan") merged with and into the Plan. Net assets totaling $1,234,401 were transferred into the Plan on that date.

Contributions

Participating employees may make voluntary pre-tax contributions of between 1% and, effective September 1, 2002, 50% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. Participants are also allowed to make additional contributions on an after-tax basis, subject to certain limitations. The Company makes a matching contribution to each participant's account equal to 100% of the first $300 of the participant's pre-tax contributions, plus 25% of the participant's pre-tax contributions between $300 and 6% of the participant's eligible compensation, as defined in the Plan. Company matching contributions are automatically invested in the Actuant Stock Fund.

Employees who were formerly participants of the Versa Tech Plan receive matching contributions equal to one third of the first 4% of compensation contributed to the Plan, and may direct the investment of these contributions at their discretion.

At the end of each plan year, the Company makes a "core" contribution to the accounts of all eligible participants equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. Employees who were formerly participants of the Versa Tech Plan are not eligible for core contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are automatically invested in the Actuant Stock Fund.

Investment Options

Participants may direct the investment of the portion of their account balances attributable to voluntary contributions plus earnings thereon in any integral multiple of 1% to any of the defined investment options. Participants who are age 50 or older and have completed five years of vesting service may direct the investment of one-half of their Company contribution into any of the investment options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income), are paid directly by the Company.

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability, or retirement while employed by the Company, participants become fully vested in their entire account balances. Participants with at least three years of vesting service as of January 1, 1998 are considered to be fully vested in the portion of their account balances attributable to Company matching and core contributions. Effective September 1, 2002, participants normally vest in their Company matching and core contributions according to the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Payment of Benefits
At retirement, death, disability or termination, participants or their beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Actuant Stock Fund in Company stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Participant Loans
A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear an interest rate of the prime rate plus 1%. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant, in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the plan document and determined by the plan administrator.

Forfeited Accounts
Any non-vested portions of terminated accounts will be used to reduce future employer contributions. At August 31, 2003, unallocated forfeitures totalled approximately $332,000. Forfeitures used to reduce employer contributions amounted to $41,000 and $843,000 for the plan years ended August 31, 2003 and 2002, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation
The Plan's investments are stated at fair value. The fair value of the Plan's investments, other than the Strong Stable Value Fund (see below), are based on quoted market prices. Participant loans are stated at their unpaid principal balances.

The fair value of the Strong Stable Value Fund is determined by Strong Investments, Inc. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Strong Investments, Inc. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at August 31, 2003 and 2002.

- **Income Recognition**
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

3. **Investments**

The following presents investments that represent five percent or more of the Plan's net assets:

	2003	2002
Actuant Common Stock	$ 15,625,082 *	$ 11,982,864 *
Strong Stable Value Fund	7,839,082	8,507,875
Strong Growth & Income Institutional Fund	6,591,281	6,306,845
Strong Moderate Portfolio Fund	4,409,999	4,018,269
Strong Institutional Growth Fund	3,884,542	3,365,924
Barclays Global Equity Index Fund	3,068,215	3,225,220

* Nonparticipant-directed.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,609,487 and $(3,169,046), respectively, as follows:

	2003	2002
Mutual funds	$ 2,078,463	$ (3,731,477)
Common stocks	4,232,764	1,300,881
Collective trust fund	298,260	(738,450)
	$ 6,609,487	$ (3,169,046)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
Net Assets:		
Common stock	$ 15,625,082	$ 11,982,864
Contributions receivable	-	29,349
	$ 15,625,082	$ 12,012,213

	For the year ended August 31, 2003	2002
Changes in Net Assets:		
Contributions	$ 1,344,073	$ 943,882
Net appreciation	4,232,764	5,466,942
Benefits paid to participants	(1,596,681)	(1,513,862)
Transfers to participant-directed investments, net	(367,287)	(517,142)
	$ 3,612,869	$ 4,379,820

5. Tax Status

The IRS has determined and informed the Company in a letter dated October 28, 2002, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

7. Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Strong Investments, Inc. (an affiliate of Strong Retirement Plan Services, Inc.), shares of employer securities, and participant loans. Therefore, transactions involving these investments qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Actuant Corporation 401(k) Plan
Schedule of Assets (Held at End of Year) as of August 31, 2003

Schedule I

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
	Barclays Global Investors	333,865 units, Barclays Global Equity Index Fund	**	$ 3,068,215
	Davis Funds	9,218 shares, Davis NY Venture Fund	**	221,688
	Franklin Templeton Investments	9,993 shares, Franklin Small-Mid Cap Growth Fund	**	274,201
	Janus Distributors, Inc.	32,459 shares, Janus Advisor International Fund	**	678,724
*	Strong Investments, Inc.	90,655 shares, Strong Advisor Small Cap Value Fund	**	2,146,705
*	Strong Investments, Inc.	364,360 shares, Strong Growth & Income Institutional Fund	**	6,591,281
*	Strong Investments, Inc.	230,400 shares, Strong Institutional Growth Fund	**	3,884,542
*	Strong Investments, Inc.	16,279 shares, Strong Opportunity Fund	**	586,202
*	Strong Investments, Inc.	190,849 shares, Strong Advisor Bond Fund	**	2,061,171
*	Strong Investments, Inc.	7,839,082 units, Strong Stable Value Fund	**	7,839,082
*	Strong Investments, Inc.	13,261 shares, Strong Aggressive Portfolio Fund	**	116,833
*	Strong Investments, Inc.	18,717 shares, Strong Conservative Portfolio Fund	**	170,883
*	Strong Investments, Inc.	483,553 shares, Strong Moderate Portfolio Fund	**	4,409,999
				$ 32,049,526
*	Actuant Corporation	303,459 shares, Actuant Corporation Common Stock		$ 15,625,082
*	Participant loans	Interest rates ranging from 5% to 11.5% Maturities ranging from 2003 to 2023	**	$ 801,575

* Indicates party-in-interest.

** Cost information is not required to be disclosed for participant-directed investments.

See Report of Independent Auditors.